      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 1999

                                                      REGISTRATION NO. 333-74801
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                                AMENDMENT NO. 1

                                 POST-EFFECTIVE

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                CORECOMM LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           BERMUDA                         4812                      NOT APPLICABLE
(STATE OR OTHER JURISDICTION   (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
              OF                CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)
      INCORPORATION OR
         ORGANIZATION)

                                  CEDAR HOUSE
                                41 CEDAR AVENUE
                                HAMILTON, HM 12
                                    BERMUDA
                                 (441) 295-2244
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                CORECOMM LIMITED
                             110 EAST 59(TH) STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 906-8485
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

       THOMAS H. KENNEDY              RICHARD J. LUBASCH               DOUGLAS J. BATES
SKADDEN, ARPS, SLATE, MEAGHER &        CORECOMM LIMITED         GALLOP, JOHNSON & NEUMAN, L.C.
           FLOM LLP                  110 EAST 59TH STREET           INTERCO CORPORATE TOWER
       919 THIRD AVENUE            NEW YORK, NEW YORK 10022            101 SOUTH HANLEY
   NEW YORK, NEW YORK 10022             (212) 906-8485             ST. LOUIS, MISSOURI 63105
        (212) 735-3000                                                  (314) 862-1200

                            ------------------------
            APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
Upon consummation of the merger described herein (the "merger").
            If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
            If this form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ] ________
            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     THE REGISTRANT AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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


                                EXPLANATORY NOTE



     This Post-Effective Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-4 (Filed No. 333-74801) of CoreComm Limited (the "Registration Statement") is being filed for the sole purpose of amending certain exhibits previously filed with the Registration Statement. The following consent of Ernst & Young LLP, originally filed as Exhibit 23.1 to CoreComm Limited's Registration Statement of Form S-4, is hereby filed as amended to correct the date of such consent. After giving effect to this Amendment, the Registration Statement consists of the Registration Statement as filed with the Commission at the time it became effective on May 4, 1999, as supplemented by this Amendment.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 98 of the Bermuda Act provides, in general, that a corporation shall have the power to indemnify a director or officer of a company in respect of any loss or liability incurred by the director or officer in relation to any negligence, default, breach of duty or breach of trust in relation to the company except where the loss or liability arises due to the fraud or dishonesty of the director or officer.

     Section 98A of the Bermuda Act provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's negligence, default, breach of duty or breach of trust.

     CoreComm's by-laws 148 and 149 (incorporated by reference herein) provide for indemnification of directors, officers and other persons as follows:

     148. Subject to the proviso below, every director, officer of CoreComm and member of a committee constituted under by-law 104 and any resident representative shall be indemnified out of the funds of the company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, officer, committee member or resident representative and the indemnity contained in this by-law shall extend to any person acting as a director, officer, committee member or resident representative in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election provided always that the indemnity contained in this by-law shall not extend to any matter which would render it void pursuant to the Bermuda Act.

     149. Every director, officer, member of a committee duly constituted under by-law 104 or resident representative of the company shall be indemnified out of the funds of CoreComm against all liabilities incurred by him as such director, officer, committee member or resident representative in defending any proceedings, whether civil or criminal, in which judgement is given in his favor, or in which he is acquitted, or in connection with any application under the Bermuda Act in which relief from liability is granted to him by the court.

     By-law 152 of CoreComm's by-laws (incorporated by reference herein) provides that:

     152. Subject to the Bermuda Act, expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to by-laws 148 and 149 shall be paid by CoreComm in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified pursuant to by-laws 148 and 149 provided that no monies shall be paid hereunder unless payment of the same shall be authorized in the specific case upon a determination that indemnification of the director or officer would be proper in the circumstances because he has met the standard of conduct which would entitle him to the indemnification thereby provided and such determination shall be made:

      (a) by the board, by a majority vote at a meeting duly constituted by a quorum of directors not party to the proceedings or matter with regard to which the indemnification is or would be, claimed; or

      (b) in the case such a meeting cannot be constituted by lack of a disinterested quorum, by independent legal counsel in a written opinion; or

      (c) by a majority vote of the shareholders.

      Each shareholder of the company, by virtue of its acquisition and continued holding of a share, shall be deemed to have acknowledged and agreed that the advances of funds may be made by CoreComm as aforesaid and when made by CoreComm under this by-law 152 are made to meet expenditures incurred for the purpose of enabling such director, officer, or member of a committee duly constituted under by-law 104 in properly perform his or her duties as an officer of CoreComm.

     The directors and officers of the CoreComm are covered by a policy of liability insurance.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


EXHIBIT                          DESCRIPTION
-------                          -----------
   +2.1  Agreement and Plan of Merger, dated as of February 17, 1999, as amended as of May 3, 1999, by and among CoreComm Limited,
         CoreComm Acquisition Sub, Inc. and MegsINet Inc. (included as Annex A to the proxy statement-prospectus forming a part of this Registration Statement and incorporated herein by
         reference).
    3.1  Memorandum of Association of CoreComm Limited.(1)
    3.2  By-Laws of CoreComm Limited.(1)
    4.1  Rights Agreement between CoreComm and Continental Stock
         Transfer & Trust Company, as Rights Agent.(1)
    4.2  Form of Common Stock Certificate.(1)
   +5.1  Opinion of Appleby, Spurling & Kemp as to the legality of the shares of CoreComm Limited common stock being registered hereby.
  +10.1  Form of Irrevocable Proxy (included in Annex B of this Form
         S-4).
  +10.2  Form of Shareholder Agreement.
   23.1  Consent of Ernst & Young LLP.
  +23.2  Consent of Appleby, Spurling & Kemp (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by
         reference).
  +23.3  Consent of Ernst & Young LLP.
  +23.4  Consent of Deloitte & Touche LLP.
  +23.5  Consent of KPMG LLP.
  +99.1  Form of Proxy.


---------------
(1) Incorporated by reference from CoreComm's Registration Statement on Form 10, File No. 0-24521.


  + Previously filed on Form S-4 on May 4, 1999.

ITEM 22.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4 under the Securities Act of 1933, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of the registration statement through the date of responding to such request; and

     (2) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 22nd day of March, 1999.

                                          CoreComm Limited

                                          By /s/ RICHARD J. LUBASCH
                                            ------------------------------------
                                             Richard J. Lubasch
                                             Senior Vice President --
                                             General Counsel and Secretary

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Richard J. Lubasch his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

     Pursuant to the requirements of the Securities Act of 1993, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 SIGNATURE                             TITLE                   DATE
                 ---------                             -----                   ----

  /s/ GEORGE S. BLUMENTHAL                 Chairman of the Board   and    March 22, 1999
  ---------------------------------------  Director
  George S. Blumenthal

  /s/ J. BARCLAY KNAPP                     President, Chief Executive     March 22, 1999
  ---------------------------------------  and   Financial Officer and
  J. Barclay Knapp                         Director

  /s/ PATTY J. FLYNT                       Principal Operating Officer    March 22, 1999
  ---------------------------------------
  Patty J. Flynt

  /s/ GREGG GORELICK                       Principal Accounting Officer   March 22, 1999
  ---------------------------------------
  Gregg Gorelick

                 SIGNATURE                             TITLE                   DATE
                 ---------                             -----                   ----
  /s/ TED. H. MCCOURTNEY                   Director                       March 22, 1999
  ---------------------------------------
  Ted. H. McCourtney

  /s/ SIDNEY R. KNAFEL                     Director                       March 22, 1999
  ---------------------------------------
  Sidney R. Knafel

  /s/ DEL MINTZ                            Director                       March 22, 1999
  ---------------------------------------
  Del Mintz

  /s/ ALAN J. PATRICOF                     Director                       March 22, 1999
  ---------------------------------------
  Alan J. Patricof

  /s/ WARREN POTASH                        Director                       March 22, 1999
  ---------------------------------------
  Warren Potash